Schering AG launches MS-drug Betaferon(R) in Japan

Berlin, Germany, November 27, 2000; Nihon Schering K.K., Osaka/Japan, a subsidiary of Schering AG, Berlin (NYSE: SHR), has started distribution of its therapeutic drug for multiple sclerosis, Betaferon(R), in Japan. "The launch of our biotech-drug Betaferon(R) in Japan gives approximately 7.000 Japanese, who are suffering from multiple sclerosis, access to substantial treatment of the disease for the first time," stated Prof. Dr. Klaus Pohle, CFO of Schering AG and Chairman of Nihon Schering. He added: "Betaferon(R) is now introduced to the biggest markets worldwide."

Nihon Schering's strategy in Japan is to reach a leading position in its specialized indications in therapeutics, e.g.multiple sclerosis, leukemia and solid tumors, as well as in fertility control and hormone therapy, and to broaden its strong role in diagnostics. The launch of Betaferon(R) is part of this strategy, in April this year Fludara(R), an innovative drug for the treatment of chronic lymphocytic leukemia, had been introduced to the Japanese market and in March Mitsui Pharmaceuticals had been acquired. "The integration of Mitsui Pharmaceuticals will give us further resources for the envisaged e xpansion in the field of therapeutics in Japan," Prof. Pohle said. Nihon Schering also launched Triquilar(R), as one of the first oral contraceptives in Japan, in September 1999, which already achieved a market share of more than 30%.

Betaferon(R) is the first recombinant interferon preparation approved as a treatment for multiple sclerosis with proven efficacy in preventing relapses and suppressing exacerbations. In Japan, currently available treatments for multiple sclerosis are limited to symptomatic treatment or rehabilitation. Betaferon(R) has been approved in 63 countries including the EU, USA and Canada and, with a volume of over EUR450m in sales in 1999 and with estimated sales of over EUR600m in 2000, is one of the ten top-selling biotech-products worldwide.



Innovative acne therapy: Schering AG and US-biotech company DUSA are starting new studies with Levulan(R) PDT

Berlin, Germany, November 27, 2000; Schering AG (NYSE: SHR) and DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today the initiation of a Phase l/II clinical trial using Levulan(R) Photodynamic Therapy (PDT) in the treatment of acne vulgaris. Acne is the most commonly treated skin disease in the United States and Canada, afflicting primarily teenagers and young adults, with millions of patient visits per year.

The feasibility study will be conducted at two clinical trial sites, involving a minimum of 50 patients with moderate to severe acne vulgaris of the face. The goal is to take advantage of Levulan(R)'s preferential uptake by sebaceous glands and Propionibacterium acnes, in order to achieve successful clearing of acne lesions, while attaining an acceptable side effect profile.

"The start of phase I/II clinical trial for treatment of acne demonstrates the strong innovative potential of Levulan(R) PDT," explained Prof. Dr. Guenter Stock, member of the board of Executive Directors and responsible for Research and Development. Studies on further indications with Levulan(R)
PDT are in preparation. In September 2000, Schering AG launched Levulan(R)
PDT System on the US-market for treatment of non-hyperkeratotic actinic keratoses (AKs) of the face or scalp. "The study is a further step in our strategy to enhance Schering's activities in the area of dermatology and underlines our special focus on the United States," Prof. Stock added.
In the first nine months of 2000, global sales in Schering AG's dermatology business rose 10 percent year-on-year and achieved sales of EUR166m.

Schering AG and its U.S. subsidiary, Berlex Laboratories, Inc., are collabo-rating with the US-American biopharmaceutical company DUSA since November
1999 on the development of innovative therapies for dermatological indications. DUSA is engaged primarily in the development of Levulan(R) PDT and Photodetection (PD) for multiple medical indications. Schering AG obtained exclusive worldwide marketing and distribution rights (excluding Canada) for the Levulan(R) PDT System for dermatology indications.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radiopharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Berlin, Germany, November 27, 2000
Schering AG
Corporate Communication

For further information please contact:
Dr. Friedrich von Heyl				Frank Richtersmeier
Business and Financial Communication		Pharma Communication
Phone:	+49 - 30 - 468 152 96			Phone:	+49 - 30 - 468 176 61
Fax:	+49 - 30 - 468 166 46			Fax:	+49 - 30 - 468 167 10
friedrich.vonheyl@schering.de			frank.richtersmeier@schering.de


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